SECURITIES [illegible] ION

04019604

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2004 | |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8 - 46141 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ormes Capital Markets, Inc.

RECD S.E.C.
SEP 28 2004

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 22nd Floor
(No. and Street)

| New York | New York | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Najecki (212) 361-1300
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

| 85 Livingston Avenue | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

# OATH OR AFFIRMATION

I, Stephen Najecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ormes Capital Markets, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President AND CEO

Title

WILLIAM APLINGTON SHARP
Notary Public, State of New York
No. 01 SH 4724532
Qualified In Orange County
Commission Expires June 30, 2006

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ORMES CAPITAL MARKETS, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

# ORMES CAPITAL MARKETS, INC.

## CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

**Rothstein, Kass & Company, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Ormes Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Ormes Capital Markets, Inc. as of June 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ormes Capital Markets, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
September 23, 2004

# ORMES CAPITAL MARKETS, INC.

## STATEMENT OF FINANCIAL CONDITION

**June 30, 2004**

| | |
|---|---|
| **ASSETS** | |
| **Cash and cash equivalents** | $ 733,326 |
| **Receivables from clearing brokers,** including clearing deposits of $150,356 | 182,527 |
| **Property and equipment,** net | 54,931 |
| **Other assets** | |
| Insurance proceeds receivable | 2,000,000 |
| Syndicate and other receivables | 168,391 |
| Security deposits | 148,761 |
| Prepaid and refundable income taxes | 14,008 |
| Other assets | 14,107 |
| | 2,345,267 |
| | $ 3,316,051 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Liabilities,** accounts payable and accrued expenses | $ 490,467 |
| **Subordinated borrowings** | 525,000 |
| **Commitments and contingencies** | |
| **Stockholders' equity** | |
| Preferred stock, $100 par value, 5,000 shares authorized, 294 shares issued and 3 shares outstanding | 29,369 |
| Common stock, $.01 par value, 2,000 shares authorized, 111 shares issued and outstanding | 2 |
| Additional paid-in capital | 283,493 |
| Retained earnings | 2,018,749 |
| | 2,331,613 |
| Less treasury stock - at cost; 291 preferred shares | (31,029) |
| Total stockholders' equity | 2,300,584 |
| | $ 3,316,051 |

*See accompanying notes to financial statements.*

## 1. Nature of operations

Ormes Capital Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services.

## 2. Summary of significant accounting policies

*Cash Equivalents*

The Company considers money market accounts to be cash equivalents.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Estimated Useful Lives | Principal Method |
|---|---|---|
| Furniture and fixtures | 7 Years | Declining-balance |
| Machinery equipment | 5 Years | Declining-balance |
| Leasehold improvements | Term of lease | Straight-line |

*Revenue and Expense Recognition*

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recognized when earned.

*Income Taxes*

The Company complies with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

## 2. Summary of significant accounting policies (continued)

*Retirement Plan*

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code (the "Plan"), which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. The Company can make a matching contribution to the Plan which is at the discretion of the Company and is determined annually. There were no matching contributions for the year ended June 30, 2004.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Deposits with clearing brokers

Pursuant to agreements with its clearing brokers, the Company is required to maintain a minimum clearing deposit of $50,000 with one of its clearing brokers and $100,000 with the other clearing broker.

## 4. Property and equipment

Details of property and equipment at June 30, 2004 are as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 63,621 |
| Machinery and equipment | | 238,038 |
| Leasehold improvements | | 17,452 |
| | | 319,111 |
| Less accumulated depreciation and amortization | | 264,180 |
| | $ | 54,931 |

## 5. Liabilities subordinated to claims of general creditors

At June 30, 2004, the Company had a subordinated loan agreement with one of its stockholders and one with an unrelated party, which were in accordance with agreements approved by the NASD. The terms of the subordinated loan agreements are as follows:

$25,000 subordinated loan agreement with a stockholder maturing on November 30, 2004 and bearing interest at 8% per annum.

## 5. Liabilities subordinated to claims of general creditors (continued)

$500,000 revolving subordinated loan agreement with an unrelated party maturing on September 5, 2004 and bearing interest at prime (4.00% at June 30, 2004) plus 2% per annum. At June 30, 2004, $500,000 was outstanding under the revolving loan agreement (see Note 12).

The total interest expense on all subordination borrowings for the year ended June 30, 2003 was approximately $37,000.

## 6. Commitments and contingencies

The Company is obligated under an office lease expiring in May 2011. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

Future minimum annual rental payments under this lease are approximately as follows:

| Year ending June 30, | |
|---|---|
| 2005 | $ 319,000 |
| 2006 | 329,000 |
| 2007 | 339,000 |
| 2008 | 349,000 |
| 2009 | 359,000 |
| Thereafter | 687,000 |
| | $ 2,382,000 |

Rent expense was approximately $356,000 for the year ended June 30, 2004.

Pursuant to an agreement with one of the Company's clearing brokers, a minimum of $10,000 per month is to be paid for clearing fees.

## 7. Stockholders' equity

The preferred stock pays dividends at the rate of 8% and is cumulative. Preferred stockholders are not entitled to voting privileges except with respect to amendment of the Certificate of Incorporation whereby such amendment would adversely affect the rights of the preferred stockholders. In the event of liquidation of the Company, holders of preferred stock are entitled to receive par value plus any accrued and unpaid dividends out of the assets available for distribution to stockholders, prior to any liquidation rights of holders of common stock.

## 8. Provision for income taxes

The provision for income taxes consists of the following:

| | | |
|---|---|---|
| **Current** | | |
| Federal | $ | 14,992 |
| State and local | | 900 |
| | | 15,892 |
| **Deferred** | | |
| State and local | | |
| | $ | 15,892 |

The effective tax rate differs from the federal statutory tax rate primarily due to timing and permanent differences between financial reporting and tax reporting for meals and entertainment and the tax treatment of the $2 million of officer's life insurance proceeds.

## 9. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2004, the Company's net capital was approximately $415,000, which was approximately $315,000 in excess of its minimum requirement of $100,000.

## 10. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 11. Off-balance-sheet risk and concentration of credit risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. In addition, the Company must maintain at least $100,000 of net capital pursuant to one of its clearing agreements.

**11. Off-balance-sheet risk and concentration of credit risk (continued)**

All of the Company's securities transactions and the receivables from the clearing brokers at June 30, 2004 are pursuant to these clearance agreements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company maintains its cash balances in a financial institution exceeding the Federal Deposit Insurance Corporation coverage of $100,000.

**12. Subsequent events**

In August 2004, the Company received $2,000,000 from a key man life insurance policy it had on one of its stockholders.

In September 2004, the Company repaid the outstanding subordinated loan it had with an unrelated party (see Note 5) in full.